NASDAQ rule used by the Company to determine whether a director is independent.

4200. Definitions

(a) For purposes of the Rule 4000 Series, unless the context requires otherwise:

(15) “Independent director” means a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following persons shall not be considered independent:
(A) a director who is, or at any time during the past three years was, employed by the company or by any parent or subsidiary of the company;
(B) a director who accepted or who has a Family Member who accepted any payments from the company or any parent or subsidiary of the company in excess of $60,000 during the current or any of the past three fiscal years, other than the following:
(i) compensation for board or board committee service;
(ii) payments arising solely from investments in the company’s securities;
(iii) compensation paid to a Family Member who is a non-executive employee of the company or a parent or subsidiary of the company;
(iv) benefits under a tax-qualified retirement plan, or non-discretionary compensation; or
(v) loans permitted under Section 13(k) of the Act.
Provided, however, that audit committee members are subject to additional, more stringent requirements under Rule 4350(d).
(C) a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the company or by any parent or subsidiary of the company as an executive officer;
(D) a director who is, or has a Family Member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:
(i) payments arising solely from investments in the company’s securities; or
(ii) payments under non-discretionary charitable contribution matching programs.
(E) a director of the listed company who is, or has a Family Member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the listed company serve on the compensation committee of such other entity; or
(F) a director who is, or has a Family Member who is, a current partner of the company’s outside auditor, or was a partner or employee of the company’s outside auditor who worked on the company’s audit at any time during any of the past three years.
(G) In the case of an investment company, in lieu of paragraphs (A)-(F), a director who is an “interested person” of the company as defined in section 2(a)(19) of the Investment Company Act of 1940, other than in his or her capacity as a member of the board of directors or any board committee.